SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Publicly-held Company - CVM nº 1771-0 C.N.P.J. n.º 02.558.074/0001-73 - N.I.R.E. 35.3.001.587.9-2

NOTICE TO THE SHAREHOLDERS

We hereby communicate to the shareholders that the Company’s Board of Directors has approved the credit of interest on the own capital, in conformity with article 9 of Law 9.249/95 and Resolution n.º 207/96 of the Brazilian Securities and Exchange Commission (CVM), in the total amount of R$ 161,113,275.00 (R$ 0.438528010149 per common and preferred share), deducted by 15% withholding income tax, resulting in total net interest of R$ 136,946,283.75(R$ 0.372748808626 per common and preferred share, except for shareholders proven to be tax-immune or exempted).

The above referred credit shall be recorded in the Company’s accounting books on December 30, 2008, based on the shareholding position as of December 30, 2008, that is, the shares shall be traded ex-interest as from January 02, 2009. The payment date shall be timely informed by Notice to the Shareholders.

The amount of interest on the own capital, net of withholding income tax, shall be deducted from the amount of the mandatory dividend and of the statutory dividend payable to common and preferred shares for fiscal year 2008, for all effects of the corporate law.

Shareholders that are immune or exempted from payment of income tax, in accordance with the applicable laws, shall be required to prove such status by presenting evidentiary documents, including, in case of shareholders that are tax-exempted due to a preliminary court decision, the full-text certificate of the case records of the proceedings in which the preliminary injunction was granted, issued not more than 15 days prior to date on which the above referred evidence was provided, which documents must be presented until not later than January 09, 2009, at the Book-Entry Shares Management Department of Banco ABN AMRO Real S.A., the book-entry shares depositary institution, located at Rua Hungria, 1400, 3º andar, Jardim Europa, São Paulo – SP – CEP 01455-000.

São Paulo, December 17, 2008.

Ernesto Gardelliano
Investor Relations Officer
Vivo Participações S.A.

VIVO – Investor Relations
Tel: +55 11 7420-1172
Email: ir@vivo.com.br
Information available from: www.vivo.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.